2001 Edmund Halley Drive
Reston, VA 20191
t: 571-526-2369

November 22, 2016

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    SLM Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-13251

Dear Ms. Sullivan,

Thank you for your consideration regarding our comment letter response, which we filed with the Securities and Exchange Commission on September 9, 2016. We concluded that our inclusion of loan defaults in the constant prepayment rate (“CPR”) is not in accordance with generally accepted accounting principles. In the fourth quarter of 2016, we will amend our loan interest income accounting policy to remove the education loan default assumption from our CPR. We will record a cumulative adjustment to increase our basis in our loans held for investment and loan interest income by approximately $141,000. We have evaluated the quantitative and qualitative material

Stephanie L. Sullivan
Securities and Exchange Commission
November 22, 2016

ity of this error and concluded that this out of period correction is not material to our consolidated financial statements for any period.

We have reviewed our internal controls over financial reporting related to our quarterly significant accounting assumptions review process, which includes the evaluation of assumptions underlying the CPR. This error was the result of a deficiency in applying an incorrect loan interest income accounting policy that had an inconsequential impact. Given this, we do not believe the associated deficiency is or could be significant or material. We do not believe the deficiency was the result of ineffective oversight of the Company’s overall financial reporting or internal controls.

In summary, (i) in the fourth quarter of 2016, the Company will correct its loan interest income accounting policy based on current interpretation of the accounting guidance under ASC 310-20-25-26, (ii) we have quantified the total effect to our financial statements as a result of this accounting policy change to be immaterial, and (iii) we have concluded it is not reasonably possible that a material error could go undetected by our existing controls.

We also acknowledge that in accordance with ASC 310-20-50-2, we will disclose the qualitative and quantitative significant assumptions underlying the CPR estimates in our future filings. Because we have determined the cumulative adjustment related to the change in our CPR methodology is so immaterial to our financial statements, we do not intend to disclose the impact of the change. However, we propose revisions (marked below) to “Note 2, “Significant Accounting Policies - Loan Interest Income” to the consolidated financial statements in our Form 10-K so that it reads as follows:
“Loan Interest Income
For loans classified as “held for investment,” we recognize interest income as earned, adjusted for the amortization of deferred direct origination and acquisition costs. This adjustment is recognized based upon the expected yield of the loan over its life after giving effect to prepayments and extensions. We consider our constant prepayment rate (“CPR”) estimates a significant accounting assumption used to measure the expected prepayment activity in our education loan portfolio. The estimates are based on a number of factors such as historical prepayment rates for loans with similar loan characteristics, assumptions about portfolio composition and loan terms, and the prepayment curve’s tendency to follow a ramp pattern (i.e., the prepayment rate typically increases during the in-school and early repayment periods, then stabilizes). The CPR measures the expected prepayment activity over the life of the loan and is applied as a flat-rate input assumption when used in forecasting.

~~The estimate of the prepayment speed includes~~ Our CPR estimates include the effect of voluntary prepayments~~, student loan defaults~~ and consolidation (if the loans are consolidated to third parties), ~~all~~ both of which shorten the lives of loans. ~~Prepayment speed~~ CPR estimates also consider the utilization of deferment, forbearance, and extended repayment plans, which lengthen the lives of loans. We regularly evaluate the assumptions used to estimate

Stephanie L. Sullivan
Securities and Exchange Commission
November 22, 2016

the ~~prepayment speeds~~ CPRs. In instances where there are changes to the assumptions, amortization of deferred direct origination and acquisition costs is adjusted on a cumulative basis to reflect the change since the origination or purchase of the loan. For the year ended December 31, 2016, our CPR for Private Education Loans was 5.00 percent, compared with a CPR of 5.12 percent for the year ended December 31, 2015.

We also pay to the U.S. Department of Education (“ED”) an annual 105 basis point Consolidation Loan Rebate Fee on FFELP consolidation loans, which is netted against loan interest income. Additionally, interest earned on education loans reflects potential non-payment adjustments in accordance with our uncollectible interest recognition policy. We do not amortize any adjustments to the basis of education loans when they are classified as “held-for-sale.

We recognize certain fee income (primarily late fees) on education loans when earned according to the contractual provisions of the promissory notes, as well as our expectation of collectability. Fee income is recorded when earned in “other non-interest income” in the accompanying consolidated statements of income.”

While not discussed on our call with the Securities and Exchange Commission staff, we understand the staff has been inquiring about how registrants account for deferred origination costs and unamortized acquisition costs when a loan defaults. We group our loans and related deferred costs in homogenous pools and calculate the effective yield based upon the combination of expected future cash flows and actual historic cash flows. When a loan defaults, we remove it from the pool, which results in lower future expected cash flows and an acceleration of the amortization of the related deferred costs. The accelerated amortization is recorded in interest income. Historically, the amounts of accelerated deferred costs recognized as a result of defaults is inconsequential.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Stephanie L. Sullivan
Securities and Exchange Commission
November 22, 2016

If you have additional questions or comments, please feel free to contact me at 571-526-2369.

Sincerely,

/s/ JONATHAN R. BOYLES

Jonathan R. Boyles
Senior Vice President and Controller

Copy to:    Laurent C. Lutz
Executive Vice President and General Counsel
SLM Corporation

Charles O’Brien
KPMG LLP